Exhibit 99.1

October 1, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., has been notified of the filing of a class action lawsuit by the Asociación de Defensa del Asegurado, Consumidores y Usuarios (ADACU), a local Argentine association focused on general consumer defense matters.

The class action lawsuit challenges certain of the Bank’s practices in relation to, and seeks compensation for the damages resulting from, alleged anticompetitive (cartelization) practices by Prisma Medios de Pago S.A.’s shareholders to set certain discount and exchange rates applicable to transactions via VISA credit cards issued by the co-defendant banks, and including certain rates corresponding to certain promotions, through April 1, 2017.

The class action lawsuit is being administered before the National Commercial Court of First Instance No. 4, Secretariat No. 7.

The Bank is analyzing the content and implications of the class action lawsuit. In the event of an unfavorable resolution of the dispute described above, the Bank does not believe that such unfavorable resolution will have a significant impact on the Bank´s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which original Spanish document shall govern in all respects, including with respect to any matters of interpretation.

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